Burns Philp

03 SEP -8 AM 7:21

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359



03029789

FACSIMILE

82-1565

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**05 September 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**4 pages (including cover sheet)**

SUPPL

Appendix 3Y – Change of Director's Interest Notice

Please see attached copy of announcement released to the Australian Stock Exchange today.

Yours sincerely

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

5 September 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

APPENDIX 3Y – CHANGE OF DIRECTOR'S INTEREST NOTICE

Please find attached Appendix 3Y, Change of Director's Interest Notice, for Mr Alan McGregor, as required under Listing Rule 3.19A.2.

Yours faithfully,

PHILIP WEST
Company Secretary

Encl.

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BURNS, PHILP & COMPANY LIMITED
ABN	65 000 000 359

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alan Gordon McGregor
Date of last notice	31 July 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Interest in shares held by Gonville Pty Limited, and Raasay Pty Limited. Mr McGregor has a deemed relevant interest under S608(3) of the Corporations Act.
Date of change	20 August 2003 26 May 2003 23 May 2003 28 March 2003
No. of securities held prior to change	114,608 Ordinary Shares 56,226 Converting Preference Shares
Class	Converting Preference Shares
Number acquired	188,000 Converting Preference Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	25,000 @ $0.79; 60,000 @ $0.67; 15,000 @ $0.67; and 88,000 @ $0.59 per security respectively
No. of securities held after change	114,608 Ordinary Shares 244,226 Converting Preference Shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	n/a
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 SEP -8 AM 7:21

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**08 September 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**8 pages (including cover sheet)**

SUPPL

- **Converting Preference Shares (BPCPA) – Interim Dividend**
- **Notice of Change of Interests of Substantial Shareholder**

Please see attached copies of announcements released to the Australian Stock Exchange today.

Yours sincerely



HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

8 September 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

CONVERTING PREFERENCE SHARES (BPCPA) - INTERIM DIVIDEND

In relation to the Converting Preference Shares issued by the Company and entitled by their terms to a cumulative preferential dividend of 7.5% per annum, payable quarterly:

1. The Directors have declared an unfranked interim dividend payable on the Converting Preference Shares in respect of the period from 1 July 2003 to 30 September 2003 (92 days). The amount payable in respect of each Converting Preference Share for that period will be $0.005671.

2. The Record Date for determining the entitlement to the dividend for the period to 30 September 2003 is 17 September 2003; and

3. The dividend shall be paid on 30 September 2003.

Yours faithfully



HELEN GOLDING
Company Secretary

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9251 1661

8 September 2003

Mr. Graham Gates
Announcements Officer
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL SHAREHOLDER

Please find attached copy of Form 604, Notice of change of interests of substantial shareholder, lodged by Rank Group Limited ("Rank").

Rank's percentage holding of ordinary shares has decreased from 59.46% to 53.73% following the increase in the Company's issued capital due to the exercise of 2003 Options by other holders and the subsequent issue of 124,752,982 ordinary shares on 4 September 2003.

Yours sincerely,



HELEN GOLDING
Company Secretary

Encl.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme BURNS, PHILP & COMPANY LIMITED (the "Company")

ACN/ARSN ACN 000 000 359

1. Details of substantial holder (1)

Name RANK GROUP LIMITED ("Rank") and each of the companies listed in Annexure "A" ("Rank Group") and Mr. Graeme Hart

ACN (if applicable)

There was a change in the interests of the substantial holder on 04/09/2003

The previous notice was given to the company on 24/07/2003

The previous notice was dated 24/07/2003

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interest in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	1,057,177,015	59.46%	1,091,671,101	53.73%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
06/08/03	Kintron Developments Limited	The exercise of 34,494,086 options to acquire shares in the Company which exercise was approved by the Company's shareholders at an extraordinary general meeting of the Company held on 23 July 2003	$6,898,817.20 (the exercise price for each option is $0.20)	34,494,086 Ordinary shares	34,494,086
06/08/03	Rank	The exercise of options to acquire shares in the Company by Kintron Developments Limited, referred to above.		34,494,086 Ordinary shares	34,494,086

06/08/03	Rank Group	The exercise of options to acquire shares in the Company by Kintron Developments Limited, referred to above.		34,494,086 Ordinary shares	34,494,086
06/0803	Mr. Graeme Hart	The exercise of options to acquire shares in the Company by Kintron Developments Limited, referred to above.		34,494,086 Ordinary shares	34,494,086

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Kintron Developments Limited	Kintron Developments Limited	Kintron Developments Limited	Relevant interest under section 608(1) of the Corporations Act as the holder of securities.	977,497,474 Ordinary shares	977,497,474
Millstreet Investments Limited	Millstreet Investments Limited	Millstreet Investments Limited	Relevant interest under section 608(1) of the Corporations Act as the holder of securities.	114,173,627 Ordinary shares	114,173,627
Rank	Kintron Developments Limited	Kintron Developments Limited	Relevant interest under section 608(3)(b) of the Corporations Act, being a relevant interest held through a body corporate that Rank controls. Rank is not a registered holder of the securities and Rank's ability to vote or dispose of the shares is qualified accordingly.	977,494,474 Ordinary shares	977,494,474
	Millstreet Investments Limited	Millstreet Investments Limited	Relevant interest under section 608(3)(b) of the Corporations Act, being a relevant interest held through a body corporate that Rank controls. Rank is not a registered holder of the securities and Rank's ability to vote or dispose of the shares is qualified accordingly.	114,173,627 Ordinary shares	114,173,627

Rank Group	Kintron Developments Limited	Kintron Developments Limited	Relevant interest under section 608(3)(a) of the Corporations Act, being a relevant interest held through a body corporate in which members of the Rank Group have a voting interest of above 20%. No member of the Rank Group is a registered holder of the securities and its ability to vote or dispose of the shares is qualified accordingly.	977,497,474 Ordinary shares	977,497,474
	Millstreet Investments Limited	Millstreet Investments Limited	Relevant interest under section 608(3)(a) of the Corporations Act, being a relevant interest held through a body corporate in which members of the Rank Group have a voting interest of above 20%. No member of the Rank Group is a registered holder of the securities and its ability to vote or dispose of the shares is qualified accordingly.	114,173,627 Ordinary shares	114,173,627
Mr Graeme Hart	Kintron Developments Limited	Kintron Developments Limited	Relevant interest under section 608(3)(b) of the Corporations Act, being a relevant interest held through a body corporate that Mr Hart controls. Mr Hart is not a registered holder of the securities and Mr Hart's ability to vote or dispose of the shares is qualified accordingly.	977,497,474 Ordinary shares	977,497,474
	Millstreet Investments Limited	Millstreet Investments Limited	Relevant interest under section 608(3)(b) of the Corporations Act, being a relevant interest held through a body corporate that Mr Hart controls. Mr Hart is not a registered holder of the securities and Mr Hart's ability to vote or dispose of the shares is qualified accordingly.	114,173,627 Ordinary shares	114,173,627

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Kintron Developments Limited	Kintron Developments Limited is an associate of Rank pursuant to section 12(2)(a)(i) of the Corporations Act
Millstreet Investments Limited	Millstreet Investments Limited is an associate of Rank pursuant to section 12(2)(a)(i) of the Corporations Act
Rank Group	Members of the Rank Group are associate of Rank and each other pursuant to section 12(2)(a)(i), (ii) or (iii) of the Corporations Act
Mr Graeme Hart	Mr Hart is an associate of Rank pursuant to section 12(2)(a)(i) of the

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Kintron Developments Limited	Level 12, 132-138 Quay Street, Auckland, New Zealand
Millstreet Investments Limited	Level 12, 132-138 Quay Street, Auckland, New Zealand
Rank	Level 12, 132-138 Quay Street, Auckland, New Zealand
Rank Group	See Annexure "A"
Mr Graeme Hart	Level 12, 132-138 Quay Street, Auckland, New Zealand

Signature

print name **G.R. HART** capacity **Director**

sign here 

date **08/09/2003**

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A" to Form 603

This is Annexure "A" of 1 page referred to in Form 604 signed by me and dated 8 September 2003.



Date 8 September 2003

Director

Members of Rank Group

NAME	REGISTERED NUMBER
Rank Group Limited	AK100090
Kintron Developments Limited	AK860967
Bluemont Properties Limited	AK921168
Zelda Holdings Limited	AK921165
Buckvale Enterprises Limited	AK921167
Millstreet Investments Limited	AK635613
Rank Holdings Limited	AK1188967
Rank Commercial Limited	AK1188966
Rank Investments Limited	AK1188968
Bredgar Investments Limited	AK8704361
Tenham Investments Limited	AK1197306
Rank Services Limited	AK1197305
Felham Enterprises Limited	AK858588
Barberton Investments Limited	AK921169
New Zealand Dairy Foods Limited	AK45065
New Zealand Dairy Foods Holdings Limited	AK1197309
Algoma Investments Limited	AK581415
Felham Enterprises (Cayman) Limited	Registered in the Cayman Islands